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SEC FILE NUMBER
8-69806

SEC Mail Process...
FEB 10 2022
Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Menalto Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Jefferson Drive
(No. and Street)

Menlo Park	California	94025-1114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kendra Borrego	(650) 453-5816	kborrego@menaltoadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams, LLC
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kendra Borrego, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Menalto Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED ACKNOWLEDGEMENT/JURAT FROM NOTARY PUBLIC

Signature: [signature]

Title: Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 7th day of February, 2022, by Kendra Borrego,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal)

Signature Helen Sutherland

HELEN SUTHERLAND
COMM. # 2363802
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. JULY 27, 2025
MGC1

Menalto Advisors, LLC

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Menalto Advisors, LLC
TABLE OF CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Menalto Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Menalto Advisors, LLC (the Company) as of December 31, 2021 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 4, 2022

We have served as the Company's auditor since 2016.

Menalto Advisors, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

ASSETS		
Cash and cash equivalents	$	2,241,129
Prepaid expenses		38,713
Property and equipment, net		4,142
Security deposit		5,578
TOTAL ASSETS	$	2,289,562

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	33,584
Accrued compensation		403,227
TOTAL LIABILITIES		436,811
MEMBER'S EQUITY		1,852,751
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,289,562

The accompanying notes are an integral part of this financial statement.

Menalto Advisors, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2021

Note 1 - Organization

Menalto Advisors, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2016 under the laws of the State of Delaware and received its FINRA license on October 17, 2016. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Menlo Park, California.

The Company is wholly owned by Menalto Group, LLC (the "Parent"), a holding company located in Menlo Park, CA.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations, are recognized as revenue upon issuance of the related invoice.

The Company takes into consideration the composition its receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivable deemed uncollectible are written off against the allowance.

The Company had no receivables related to contracts from customers or financial assets at December 31, 2020 and December 31, 2021, respectively and therefore no allowance for credit losses was necessary.

The Company had no deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied at December 31, 2020 and December 31, 2021, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets.

Leasehold improvements are amortized over the initial twenty-four (24) months of the lease term.

Computer Equipment	3 years
Leasehold improvements	2 years

Leases

On November 1, 2021, the Company entered a one-year operating lease relating to our main office which is scheduled to conclude on October 31, 2022. According to the terms of the lease agreement, space was offered on an "as-is" basis with an option to renew or extend beyond the end of the lease term.

We determine if an arrangement is a lease at inception and whether it is appropriate to establish a right-of-use asset and corresponding lease liability under the guidance. Lessees have the option not to recognize short term leases on their balance sheets provided there is no underlying purchase option or a reason to economically compel the lessee to renew the lease. The Company has determined that due to the short-term nature and the generic attributes of the office space, it has opted to exclude the short-term lease from the balance sheet.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2021, the Company had net capital of $1,804,318, for regulatory purposes, which exceeded its requirement by $1,775,197. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 1500% or less. At December 31, 2021, this ratio was 24.2%.

The Company does not carry customer accounts or otherwise hold customer funds. The Company limits its business activities to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities

transactions to other broker-dealers; and, (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b) of Rule 15c2-4.

Capital distributions to the Parent shall be done as and when unanimously determined by the managers of the Company, provided that after such distribution the Company must have adequate capital to conduct its business plans in compliance with regulatory requirements.

Note 5 - Property and Equipment, Net

Property and equipment, net at December 31, 2021, are summarized as follows:

Computer Equipment	$	16,539
Property and equipment, gross		16,539
Less: Accumulated depreciation and amortization		12,397
Property and equipment, net	$	4,142

Depreciation and amortization expense, for the year ended December 31, 2021, was $2,380. The Company retired $4,772 of fully depreciated Computer Equipment in May 2021.

Note 6 - Commitments

The Company is obligated under a short-term lease agreement for office space expiring October 31, 2022.

The total future rent commitment under this arrangement is as follows:

Year Ending December 31:	
2022	$28,110

Total rent expense, for the year ended December 31, 2021, was $30,257.